Via EDGAR (Correspondence)

December 22, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

Form 8-K dated November 2, 2016

File No. 001-09305

Dear Mr. Rodriguez:

This letter sets forth Stifel Financial Corp.’s (the “Company,” “we,” “us” or similar terms) responses to the comments by the staff (the “Staff”) of the Commission contained in the Staff’s letter dated December 15, 2016 related to the Company’s disclosures in its Form 8-K filed on November 2, 2016.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form 8-K filed February 23, 2016

Exhibit 99.1

1.	In this earnings release you present non-GAAP measures for net revenues, compensation ratio, non-compensation ratio, pre-tax operating margin, net income, earnings per diluted common share and earnings per diluted common share available to common shareholders. Please revise future filings to include a reconciliation to the most comparable GAAP measure for each non-GAAP measure presented as required by Item 10(e)(1)(i)(B) of Regulation S-K. It appears that you only reconciled the non-GAAP net income. Please also disclose the reasons the acquisition-related expenses are not representative of the costs of running your on-going business.

Response:

Please be advised that, starting with the earnings release for the three month period ended December 31, 2016, the Company will include a reconciliation to the most comparable GAAP measure for each non-GAAP measure presented. In addition, the Company will disclose the reasons the acquisition-related expenses are not representative of the costs of running its on-going business, starting with the earnings release for the three month period ended December 31, 2016.

2.	Please disclose how your GAAP and non-GAAP pre-tax operating margin ratios are calculated and reconcile each measure used to calculate these percentages.

Response:

Please be advised that, starting with the earnings release for the three month period ended December 31, 2016, the Company will disclose how GAAP and non-GAAP pre-tax operating margin ratios are calculated and reconcile each measure used to calculate these percentages.

3.	Please revise future disclosure to include the comparable GAAP compensation ratio and non-compensation ratio in your narrative on page 3. In addition, please clarify if the non-GAAP ratios are calculated using non-GAAP revenue.

Response:

Please be advised that, starting with the earnings release for the three month period ended December 31, 2016, the Company will revise its disclosure to include comparable GAAP compensation and non-compensation ratios, when applicable. Please be advised that the Company’s non-GAAP ratios are calculated using non-GAAP net revenues.

4.	Please confirm that in future filings you will no longer present any historical non-GAAP EPS amounts that exclude duplicative expenses.

Response:

Please be advised that the Company will no longer exclude duplicative expenses in its historical non-GAAP EPS.

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If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel